Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company: Dreyer's Grand Ice Cream, Inc.
                                                     Commission File No. 0-14190



On July 24, 2002, Mr. Timothy F. Kahn, vice president of finance/administration and chief financial officer of Dreyer's Grand Ice Cream, Inc., was interviewed on WBBR Bloomberg Radio. The transcript of this interview, which is available on the Bloomberg Financial Markets Commodities News service, follows:


JOHN TUCKER: Dreyer's Grand ice cream is out with earnings today, second quarter profit is up 66%, but the shares are down. That's because they missed analysts' forecasts. Joining us now on the Bloomberg hotline from Oakland Ca is VP and CFO of Dreyer's, Timothy Kahn. Mr. Kahn, thanks for being with us, appreciate it.

TIMOTHY KAHN:  You're welcome, glad to be here.

JOHN TUCKER: You saw earnings of earnings of $0.31 per share, but the analysts were forecasting $0.53 per share for the period, why the disparity ?

TIMOTHY KAHN: Well, the biggest single factor were costs associated with our transaction with Nestle that we announced a couple of weeks ago during the second quarter, and those had not been in the estimates. As many of the analysts now know we are doing a major transaction with Nestle which has benefited our shareholders enormously and we think will continue to do so. But we had to take some write-offs to do that.

JOHN TUCKER:  Nestle is paying $2.4 billion to gain control of Dreyer's, right ?

TIMOTHY KAHN:  That's right.

JESSICA ETTINGER: Is that merger going to pay off anytime soon, Tim?

TIMOTHY KAHN: Well I think it will pay off substantially as soon as we can close. We expect to close later this year. The first stage of that merger is that we will be buying their Haagen-Dazs and Nestle Ice Cream businesses in the US and we expect to be operating them next year and there will be a lot of synergies associated with that.

JOHN TUCKER: With respect to your premium brand ice creams, how is that going - its facing some pretty stiff competition from Unilever - which is the world's biggest ice cream seller ?

TIMOTHY KAHN: Well we saw a lot of competition from Unilever in April and May, and this is as you know a business in which competition heats up with the weather. We have had a substantial rebound in June and early July and we have been posting 9% volume increases for the last 6 or 7 weeks, so I think we have come through that and we are anticipating a strong third quarter.

JESSICA ETTINGER: Can you give a little guidance for the next quarter and the year?

TIMOTHY KAHN: We are not going to do that right now. We are in an unusual situation because of our pending filings on our transaction, so under the circumstances we have cut back on our forward-looking statements and we will be disclosing more in our proxies which will be filed in late August.

JOHN TUCKER: The dairy prices have been lower, that certainly didn't hurt things, where are they headed, how's that contributing to the bottom line ?

TIMOTHY KAHN: Right now the dairy prices are holding in very, very favorable range, particularly for this time of year. The cost of butter which is our proxy for cream is holding around a buck - which is very close to historical lows. I think they will hold that way for some time, most people expect them to rise somewhat later this year, nobody's quite sure when.

JOHN TUCKER: Timothy Kahn, CFO of Dreyer's Ice Cream, thanks a lot, appreciate it.

TIMOTHY KAHN:  You're welcome.

JOHN TUCKER: Shares of Dreyer's down 7/10ths of a percent, down $0.45 a share at $67.05 a share.




This radio interview transcript contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties, some of which are contained in filings made by Dreyer's Grand Ice Cream, Inc. ("Dreyer's") with the Securities and Exchange Commission ("SEC"), that could cause actual results to differ materially from those described in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on April 8, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or from New December as described above.